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                                 March 26, 2021

       Kathy Lee-Sepsick
       Chief Executive Officer
       Femasys Inc.
       3950 Johns Creek Court, Suite 100
       Suwanee, GA 30024

                                                        Re: Femasys Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 17,
2021
                                                            CIK No. 0001339005

       Dear Ms. Lee-Sepsick:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your revisions in response to prior comment 1 that the FDA will evaluate the results of the small
IDE clinical study that you are currently conducting to determine whether to allow you to
move forward with a pivotal trial. In the next paragraph, you state that if the FDA
approves the IDE for the pivotal clinical trial, you will initiate a new pivotal trial. In your
disclosure on page 13, you state that enrollment has been paused for the pivotal trial until
the FDA approves an IDE supplement to resume the study or an IDE for a new pivotal
trial. Please revise to clarify that here, if true, as the disclosure currently appears to indicate
that you would only be initiating a new pivotal trial and not potentially
 Kathy Lee-Sepsick
Femasys Inc.
March 26, 2021
Page 2
      continuing a paused trial.
Financial Statements, page F-3

2. Given the automatic conversion upon the completion of this offering of all of your convertible preferred stock into shares of common stock (pages 8, 62 and elsewhere), please tell us how you considered providing a pro forma presentation of the affected line items on the face of your balance sheet as well as pro forma loss per share on the face of your statement of comprehensive loss. Also, revise to provide a related footnote discussion thereof.
       You may contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameKathy Lee-Sepsick
                                                            Division of
Corporation Finance
Comapany NameFemasys Inc.
                                                            Office of Life
Sciences
March 26, 2021 Page 2
cc:       David S. Rosenthal, Esq.
FirstName LastName